BCTG Acquisition Corp.

12860 El Camino Real, Suite 300
San Diego, CA 92130
(858) 400-3120

July 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Christine Westbrook

Re:	BCTG Acquisition Corp.
Registration Statement on Form S-4
Filed April 20, 2021, as amended
Registration No. 333-255354

Dear Ms. Paik and Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant BCTG Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, July 16, 2021, or as soon as practicable thereafter.

Very truly yours,

BCTG ACQUISITION CORP.

/s/ Aaron I. Davis
Aaron I. Davis
Chief Executive Officer

cc:	Loeb & Loeb LLP
Mitchell Nussbaum
Giovanni Caruso